SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

Earnings Release
First Quarter of 2022



GOL
PR-XMG

Conference Call Connection Details

1Q22 Conference Call Thursday, April 28, 2022

Live Webcast Access at www.voegol.com.br/ri

Presentations: The Company also made available on the Investor Relations website (above), three videos with the earnings presentation, the financial review and the answers to some preliminary questions. GOL suggests everyone watches the videos, as it will only make brief remarks in the conference call, freeing time to interact with participants.

In Portuguese	In English
08:00 a.m. (Brasilia time) 07:00 a.m. US EDT (New York time)	09:00 a.m. (Brasilia time) 08:00 a.m. US EDT (New York time)
Phone Number: +55 (11) 3181-8565	Phone: +1 (412) 317-6382
Ticker: GOL	Ticker: GOL
Replay: +55 (11) 3193-1012	Replay: +1 (412) 317-0088
Ticker: 2000720#	Ticker: 10158250

GOL Announces First Quarter 2022 Results

Highlights:

- GOL reports best operational results since the beginning of the pandemic, with a 5.6% EBIT margin and 16.8% EBITDA margin;
- Sales in the first quarter of 2022 surpassed the same pre-pandemic period in 2019 – particularly in March that saw 60% sales growth driven by a strong recovery in the corporate segment;
- Fifth consecutive quarter of increased yield per passenger, reaching a record of R$36.77 for a first quarter;
- Load factor (+1.1 pp) and aircraft utilization (+13.4%) continued to expand, confirming the ongoing demand recovery and the efficacy of GOL's capacity management processes;
- The Company took delivery of eight new Boeing 737 MAX-8 aircraft in the quarter, driving operating cost efficiencies, lower carbon emissions.

São Paulo, April 28, 2022 - GOL Linhas Aéreas Inteligentes S.A. ("GOL" or the "Company") (NYSE: GOL and B3: GOLL4), Brazil's largest domestic airline, has provided its consolidated results for the first quarter of 2022 (1Q22). In the first quarter, the Company continued its focus on structural cost cutting initiatives by accelerating its fleet transformation, renegotiating with suppliers, diluting fixed costs and other initiatives.

All information in this press release is presented in Brazilian Reais (R$), as per the international accounting standards (IFRS) and with adjusted metrics, made available to enable the comparison of this quarter with the same year-ago quarter (1Q21). Adjusted (recurring) indicators exclude non-recurring expenses linked to the quarter's results and are detailed in their respective tables.

Paulo Kakinoff, CEO of GOL, said: "Our ability to emerge from one of the worst crises in the history of the airline industry as a more competitive company with strong results is a testament to our flexible business model, which allows us to quickly adapt to current market dynamics. When paired with the execution of our experienced Team of Eagles, these competitive advantages will continue to drive our sustainable sales growth over the long-term."

First Quarter 2022 Earnings Highlights

- Paid Passenger-Kilometers (RPK) increased 46.5%, while total Offered Seat-Kilometers (ASK) grew by 44.4%;
- Net Revenue increased over 100% to R$3.2 billion. Ancillary Revenue, chiefly driven by the SMILES and GOLLOG business units, increased 37.9% to R$209 million;
- Average load factor increased by 1.1 pp to 81.0%. The domestic load factor increased by 1.3 pp to 81.2%, while the international load factor totaled 75.6%;
- Aircraft utilization reached 11 hours per day, a 13.4% increase in productivity;
- Passengers transported by GOL increased 49.5% to 6.7 million, which was equivalent to 73.4% of the 1Q19 figure;
- Net Revenue per Seat-Kilometer Offered (RASK) increased 42.2% to R$31.85;
- Average yield per passenger increased 45.2% to a first quarter record of R$36.77;
- Recurring Cost per Available Seat Kilometer (CASK) increased by 6.5% to R$30.06. Fuel CASK increased 47.4% to R$11.93 due to the 60% increase in jet fuel (QAV) prices;
- Recurring EBIT totaled R$181.4 million, while Recurring EBITDA was R$542.2 million;
- Net Income totaled R$2,6 billion, or R$6.58 in earnings per share and US$2.52 in earnings per ADS, primarily due to currency and exchange rate fluctuations;
- Operating cash generation totaled R$1.8 million/day, including operational inflows, outflows, and lease payments. As of the end of the first quarter, liquidity reached approximately R$3.3 billion, excluding unencumbered assets;
- The net debt ratio (including 7x annual lease payments and excluding the perpetual bond) to recurring EBITDA LTM reached 10.1x as of March 31, 2022, an increase of 0.4x as compared to December 31, 2021, primarily due to deliveries of 8 aircraft for accelerated transition to a 737-MAX fleet.

Management's Comments

GOL's strong results are driven by its continuous investment in being the best Company to travel, work and investand reflect the social capital built up over two decades of collaboration with its Customers, Team of Eagles, suppliers, and investors.

Consistent Sales Growth and Focus on Sustainable Passenger Yields

Net revenue from passenger transportation grew significantly in the first quarter due to the strong, continued recovery in the domestic market. In January and February, sales levels surpassed the same pre-pandemic period in 2019 by 10% and 30%, respectively – further expanding to 60% in March 2022, driven by a 63% increase in corporate segment sales and a boost in combined business and leisure travel, also known as *bleisure trips*. This higher sales figure was enhanced by an adjustment in ticket prices, chiefly driven by higher jet fuel prices.

In January, GOL achieved 38.5% domestic market share and 99.7% flight completion. This was made possible by diligent capacity management efforts in the previous months. The Company increased its capacity by 14.7% sequentially – driven by a more robust recovery at Brazil's main airports such as Congonhas (São Paulo), a significant hub for corporate passengers, an essential pillar for strengthening profitability.

Beginning on March 27th, key changes have taken place in GOL's network to support the robust recovery in the corporate segment. The Company increased the offer by 30% at Congonhas airport, and by 100% in Curitiba. The GOL hub in Salvador launched 10 new destinations: Belém, Cuiabá, Curitiba, Florianópolis, Goiânia, Palmas, Porto Alegre, Recife, São Luis and Campinas, representing a 33% growth in departures as compared to 1Q19.

"We strongly believe that this new network, carefully studied in recent months and being implemented as we speak, will position us to support ongoing demand growth – particularly in the corporate segment. Our single fleet is a unique competitive advantage, as it ensures us greater flexibility for rapid adjustments to our network," said Celso Ferrer, COO.

Acceleration of the Transition to the Boeing 737 MAX and Related Sustainability Initiatives

In the first quarter, the Company received eight new Boeing 737 MAX-8 aircraft. The fleet's transformation to new and more efficient technology plays a key role in GOL's strategy for the coming years, chiefly driven by increased productivity and cost efficiencies. These new aircraft reduce fuel consumption by 15% and carbon emissions by 16%, while offering improved range and 30% less noise as compared to the Boeing 737 NG.

Among the eight 737-MAX received, three aircraft are under finance leases – reopening GOL's portfolio of leased aircraft, which the Company anticipates will expand to 50-60% of new aircraft adopted in the coming years.

"The Boeing 737 is key to our long-term liquidity. This new aircraft drives more efficient operational results in addition to strengthening our balance sheet" said Richard Lark, CFO.

Liquidity and Capital Structure Management

GOL's primary focus during the pandemic was to maintain a balanced capital structure, using various liquidity sources to keep its liabilities at sustainable levels, as well as lowering future obligations to fall short of its industry peers. In the quarter, the preservation of the Company's workforce, combined with diligent capacity management, enabled a highly efficient operation in the busy season – without the impact of flight cancellations resulting from the spike in Omicron cases. With a healthy balance sheet as compared to industry peers, GOL is now shifting its focus to enhancing fleet productivity and profitability through essential investments in Capex and the repayment of operating liabilities.

GOL's liquidity totaled R$3.3 billion at the end of 1Q22. The Company's short-term debt was R$721 million. GOL has no significant debt amortizations in the next twelve months, and has long-term financing for the acquisition of new 737 MAX aircraft , a key part of the fleet transformation plan.

"Although we saw an increase in leverage due to the accelerated transition of our aircraft fleet, we are optimistic that the improvement in EBITDA will lead us to a net debt/EBITDA ratio of approximately 8x by the end of 2022," added Richard Lark.

Enhancing the Customer Experience and Maintaining Safety as our #1 Value

Along with the strong demand recovery and the increase in the number of passengers transported, GOL saw a critical increase in its NPS by 7 points to 45 – an important service quality metric and the Company's highest score since adopting the indicator.

In January, GOL was awarded by ANAC (National Civil Aviation Agency) in the Safety & Security category, recognizing the Company's continuous efforts to strengthen its #1 value – Safety. This InovANAC award aims to stimulate the innovation culture in civil aviation, rewarding innovative ideas and practices promoting operational safety.

GOL and American Airlines Conclude Agreement

On April 13, 2022, the exclusive codeshare agreement between GOL and American Airlines was finalized, including the closing of an equity investment into GOL by American Airlines in the amount of US$200 million (R$948.3 million) in 22.2 million newly issued preferred shares of the Company, reflecting a 5.3% participation in GOL's economic interest. American Airlines was granted the right to appoint a member to the Company's Board of Directors for the term of the exclusivity provided in the transaction. As a result of the issuance of the preferred shares, GOL shareholders are entitled to a pro rata preemptive subscription of preferred shares until May 13, 2022.

"The new, exclusive partnership between GOL and American Airlines will further enhance the travel experience for our Customers, primarily on routes connecting North and South America. The existing codeshare, in place since February 2020, already represented the largest route network in the Americas – enabling our passengers to travel seamlessly to more than 30 destinations in the U.S.," commented Eduardo Bernardes, Vice President of Sales, Marketing and Clients.

Smiles: GOL's Frequent-Flyer Program

Gross revenue from Smiles grew 103.7% YoY and 15.4% sequentially to R$900.0 million. Notably, it increased by 43.6% as compared to the comparable pre-pandemic figure in 1Q19. The miles accumulated in the program totaled 49.5 billion in 1Q22, an increase of 150.7% and 73.6% over 1Q21 and 1Q19 respectively, illustrating the growing participation and increasing partners in GOL's frequent flyer program.

Landmark Cargo and Logistics Services Agreement with Mercado Livre

This partnership represents a new milestone for the Company by launching a dedicated freighter fleet of six Boeing 737-800 BCF, which should begin operations in the second half of 2022, with the option of adding a further six cargo aircraft by 2025, reaching a total of twelve aircraft. Part of the aircraft used will be converted at GOL Aerotech, the Company's maintenance unit.

Given this, GOLLOG plans to enhance its range of services and increase tonnage capacity 80% through 2023, generating approximately R$100 million in incremental revenue in 2022, and more than R$1.0 billion over the next five years.

GOL plans to end this year with 136 aircraft in its fleet, comprised of 44 Boeing 737-MAXs and 92 Boeing 737-NGs. The conversion of the six-cargo aircraft is expected to generate fleet optimization savings of approximately R$25 million in 2022 and a further R$75 million in 2023.

"Our cargo operation begins an exciting new chapter for GOL and GOLLOG, by integrating our synergies as the lowest cost operator in the region with the needs of Mercado Libre, the largest e-commerce platform in Latin America. This partnership not only increases the productivity of our fleet, but brings significant added value and will help to democratize logistics services for all Brazilians," concluded Kakinoff.

ESG Initiatives

Currently, all our flights on the Recife - Fernando de Noronha and Congonhas - Bonito segments have all carbon emitted fully offset by the GOL and MOSS partnership. For voluntary emissions offset on other routes – in coordination with the Fleet and Supplies, Marketing, Products and Airports Teams – the Company launched a new convenient emissions offset service for all its Customers. Tickets issued at check-in will now have a QR Code on the back, directing them to MOSS website, where Customers can calculate and offset their carbon footprint on any GOL flight.

In early April, during the IATA (International Air Transportation Association) event "Wings of Change" in Santiago, Chile, GOL ratified its participation in 25by2025, a global initiative by the aviation industry to increase female participation in the industry. Currently, 35.3% of the Company's leaders are female.

Operational and Financial Indicators

Traffic Data - GOL (in millions)	1Q22	1Q21	% Chg.
RPK GOL - Total	8,192	5,592	46.5%
RPK GOL - Domestic	7,935	5,592	41.9%
RPK GOL - Foreign Market	257	-	NM
ASK GOL - Total	10,110	6,999	44.4%
ASK GOL - Domestic	9,769	6,999	39.6%
ASK GOL - Foreign Market	340	-	NM
GOL Load Factor - Total	81.0%	79.9%	1.1 p.p.
GOL Load Factor - Domestic	81.2%	79.9%	1.3 p.p.
GOL Load Factor - Foreign Market	75.6%	0.0%	NM
Operating Data	**1Q22**	**1Q21**	**% Chg.**
Revenue Passengers - Pax on Board ('000)	6,718	4,495	49.5%
Aircraft Utilization (Block Hours/Day)	11.0	9.7	13.4%
Departures	48,746	32,797	48.6%
Total Seats ('000)	8,657	5,744	50.7%
Average Stage Length (km)	1,168	1,205	(3.1%)
Fuel Consumption in the Period (mm liters)	275	192	43.2%
Full-Time Employees (at period end)	13,927	13,999	(0.5%)
Average Operating Fleet(4)	101	77	31.2%
On-Time Departures	92.27%	96.3%	(4.0 p.p.)
Flight Completion	99.67%	98.4%	1.3 p.p.
Passenger Complaints (per 1,000 pax)	1.66	0.71	133.8%
Lost Baggage (per 1,000 pax)	2.31	1.84	25.5%
Financial Data	**1Q22**	**1Q21**	**% Chg.**
Net YIELD (R$ cents)	36.77	25.32	45.2%
Net PRASK (R$ cents)	29.79	20.24	47.2%
Net RASK (R$ cents)	31.85	22.40	42.2%
CASK (R$ cents)(3)	31.09	29.86	4.0%
CASK Ex-Fuel (R$ cents)	19.17	21.77	(11.9%)
Recurring CASK (cents R$)	30.06	28.23	6.5%
Recurring CASK Ex-Fuel (cents R$	18.13	20.14	(10.0%)
Breakeven Load Factor Ex-Non-Recurring Expenses	76.5%	100.7%	(24.2 p.p.)
Average Exchange Rate(1)	5.23	5.47	(4.4%)
End of Period Exchange Rate(1)	5.10	5.70	(10.5%)
WTI (Average per Barrel, US$)(2)	94.29	57.84	63.0%
Price per Liter Fuel (R$)(3)	4.48	2.79	60.6%
Gulf Coast Jet Fuel Cost (average per liter, US$)(2)	0.73	0.41	78.0%

(1) Source: Central Bank of Brazil; (2) Source: Bloomberg; (3) Fuel expenses excluding hedge results and PIS/COFINS credits/liters consumed; (4) Average operating fleet excluding aircraft in sub-leasing and MRO. Certain calculations may not match with the quarterly information due to rounding; (5) Excluding non-recurring expenses related to fleet transformation.

Domestic Market

Demand in the domestic market reached 7,935 million RPK, up by 41.9% over 1Q21, reaching 87.3% of the 1Q19 RPK.

Supply in the domestic market, in turn, reached 9,769 million ASK, up by 39.6% over 1Q21 and 88.6% over 1Q19.

The load factor reached 81.2%, and the Company transported around 6.7 million Customers in 1Q22, up by 49.5% YoY.

International Market

Supply in the international market, measured in ASK, reached 340 million, and the demand recorded, measured in RPK, reached 257 million. Comparing to 1Q21, there is a distortion given the fact that the international operation on 1Q21 was almost null

In this period, GOL transported around 104,136 passengers in the international market.

Take-Offs Volume and Total Seats

In 1Q22, the total volume of the Company's take-offs reached 48,746, up by 48.6% over 1Q21. Total seats available on the market reached 8.6 million, up by 50.7% YoY.

PRASK, RASK and Yield

Net PRASK in 1Q22 grew by 47.2% over 1Q21, reaching 29.79 cents (R$). The Company's net RASK reached 31.85 cents (R$), up by 42.2% YoY. 1Q22 net yield reached 36.77 cents (R$), up by 45.2% compared to 1Q21.

All the above profitability indicators for the quarter also showed a significant increase compared to the same period in 2019, confirming the Company's efficient capacity management and pricing.

Income Statement

Income Statements in IFRS (R$ MM)	1Q22	1Q21	% Chg.
Net Operating Revenue	3,220.5	1,567.6	105.4%
Passenger Transportation	3,011.8	1,416.3	112.7%
Cargo and Others	208.7	151.3	37.9%
Operating Costs and Expenses	(3,143.3)	(2,090.1)	50.4%
Personnel	(581.3)	(464.4)	25.2%
Personnel - Operations	(397.1)	(312.0)	27.3%
Personnel - Others	(184.2)	(152.4)	20.9%
Jet Fuel	(1,205.7)	(566.1)	113.0%
ICMS Tax on Fuel	(135.8)	(109.7)	23.8%
Fuel (ex-ICMS)	(1,069.8)	(456.4)	134.4%
Landing Fees	(165.6)	(114.1)	45.1%
Passenger Costs	(190.3)	(108.0)	76.2%
Services	(186.4)	(187.1)	(0.4%)
Sales and Marketing	(164.7)	(66.4)	148.0%
Maintenance, Material and Repairs	(190.0)	(153.4)	23.9%
Depreciation and Amortization	(360.8)	(273.6)	31.9%
Others	(98.6)	(157.0)	(37.2%)
Idleness - Depreciation	(36.8)	(62.7)	(41.3%)
Idleness - Personnel	-	-	NM
Other Revenues (Expenses)	(61.9)	(94.4)	(34.4%)
Equity Earnings (Loss)	-	-	NM
Operating Income (Expenses) (EBIT)	77.1	(522.5)	NM
Operating Margin	2.4%	-33.3%	NM
Other Financial Revenues (Expenses)	2,660.9	(1,962.3)	NM
Interest on Loans and Financing	(609.0)	(439.9)	38.4%
Gains from Short-Term Investments	18.3	6.8	169.1%
Exchange Rate and Cash Changes	3,404.9	(1,532.2)	NM
Net Income (Loss) from Derivatives	(2.7)	2.4	NM
Income (Expenses) from ESN and Capped Calls	(3.0)	72.5	NM
Other Net Expenses (Revenues)	(147.7)	(71.9)	105.4%
Income (Loss) before Income Tax/Social Contribution	2,738.0	(2,484.8)	NM
Net Margin before Taxes	85.0%	-158.5%	NM
Income Tax	(130.4)	(21.0)	NM
Current Income Tax	(125.0)	(28.8)	334.0%
Deferred Income Tax	(5.4)	7.9	NM
Net Income (Loss)	2,607.6	(2,528.4)	NM
Net Margin	81.0%	-161.3%	NM
Earnings (Loss) per Share (EPS) in R$	6.58	(7.11)	NM
Weighted Average Number of Shares (Million)[3]	396.2	355.8	11.4%
Earnings (Loss) per ADS in US$	2.52	(2.60)	NM
Weighted Average Number of ADSs (Million)[3]	198.1	177.9	11.4%
Earnings (Loss) per Share (EPS) in R$[5]	-	-	NM
Weighted Average Number of Shares (Million)[4]	434.3	393.4	10.4%
Earnings (Loss) per ADS in US$[5]	-	-	NM
Weighted Average Number of ADSs (Million)[4]	217.1	196.7	10.4%
Recurring (R$ MM)	**1Q22**	**1Q21**	**% Chg.**
Net Income (Loss)	2,607.6	(2,505.8)	NM
Financial Expenses	(2,660.9)	1,962.3	NM
Expenses with Income Taxes	130.4	21.0	NM
Depreciation and Amortization	360.8	273.6	31.9%
Non-Recurring Expenses	104.3	176.8	(41.0%)
Recurring EBITDA	542.2	(72.1)	NM
Recurring and Ex-Idleness EBITDA Margin	16.8%	-4.6%	NM
Recurring EBIT	181.4	(345.7)	NM
Recurring EBITDA Margin	5.6%	-22.1%	NM
Pre-Tax income	(559.6)	(848.3)	(34.0%)
Pre-Tax Margin	-17.4%	-54.1%	36.7 p.p.
Recurring Net Income	(690.0)	(891.8)	(22.6%)
Recurring Net Income Margin	-21.4%	-56.9%	35.5 p.p.
Diluted Earnings Per Share (EPS) in R$ [1] [2] [3] [5] [6]	-	-	NM
Diluted Earnings per ADS in US$ [1] [2] [3] [5] [6]	-	-	NM

(1) Excludes unrealized mark-to-market gains and losses from ESN/Capped Calls and foreign exchange rate gains and losses on debt. (2) Excludes exchange rate and cash changes, net. (3) Excludes effects from options and warrants related to ESNs. (4) Includes effects from options and warrants related to ESNs. (5) Not applicable. There is no provision for loss dilution in international accounting standards (IFRS).

Net Revenue

Net operating revenue in the quarter reached R$3.22 billion, up by 105.4% over 1Q21 revenue and around 100% over 1Q19 operating revenue. Ancillary revenues totaled R$209 million, up by 37.9% over 1Q21.

Operating Expenses

1Q22 Recurring CASK reached 30.06 cents (R$), a nominal increase totaling 6.5% over 1Q21.

The indicators per ASK described in this section, their comparison basis and the explanations of the nature of their variations are based on the recurring reported numbers.

Operating Expenses (R$ MM)	1Q22	1Q21	% Chg.
Personnel	(581.3)	(464.4)	25.2%
Personnel - Operations	(397.1)	(312.0)	27.3%
Personnel - Others	(184.2)	(152.4)	20.9%
Jet Fuel	(1,205.7)	(566.1)	113.0%
ICMS Tax on Fuel	(135.8)	(109.7)	23.8%
Fuel (ex-ICMS)	(1,069.8)	(456.4)	134.4%
Landing Fees	(165.6)	(114.1)	45.1%
Passenger Costs	(190.3)	(108.0)	76.2%
Services	(186.4)	(187.1)	(0.4%)
Sales and Marketing	(164.7)	(66.4)	148.0%
Maintenance, Material and Repairs	(190.0)	(153.4)	23.9%
Depreciation and Amortization	(360.8)	(273.6)	31.9%
Other Expenses	(98.6)	(157.0)	(37.2%)
Idleness - Depreciation	(36.8)	(62.7)	(41.3%)
Idleness - Personnel	-	-	NM
Other Revenues (Expenses)	(61.9)	(94.4)	(34.4%)
Total Operating Expenses	(3,143.3)	(2,090.1)	50.4%
Operating Expenses Ex-Fuel	(1,937.6)	(1,524.0)	27.1%
Non-Recurring Expenses	(104.3)	(176.8)	(41.0%)
Operating Expenses per ASK	**1Q22**	**1Q21**	**% Chg.**
Personnel	(5.75)	(6.64)	(13.4%)
Personnel - Operations	(3.93)	(4.46)	(11.9%)
Personnel - Others	(1.82)	(2.18)	(16.5%)
Jet Fuel	(11.93)	(8.09)	47.5%
ICMS Tax on Fuel	(1.34)	(1.57)	(14.6%)
Fuel (ex-ICMS)	(10.58)	(6.52)	62.3%
Landing Fees	(1.64)	(1.63)	0.6%
Passenger Costs	(1.88)	(1.54)	22.1%
Services	(1.84)	(2.67)	(31.1%)
Sales and Marketing	(1.63)	(0.95)	71.6%
Maintenance, Material and Repairs	(1.88)	(2.19)	(14.2%)
Depreciation and Amortization	(3.57)	(3.91)	(8.7%)
Other Operating Expenses	(0.98)	(2.24)	(56.3%)
Idleness - Depreciation	(0.36)	(0.90)	(60.0%)
Idleness - Personnel	-	-	NM
Other Revenues (Expenses)	(0.61)	(1.35)	(54.8%)
CASK (R$ cents)	(31.09)	(29.86)	4.1%
Recurring CASK	(30.06)	(28.23)	6.5%
Recurring CASK Ex-Fuel	(18.13)	(19.25)	(5.8%)

(1) Excludes non-recurring expenses related to fleet transformation

Personnel expenses per ASK: Down by 13.4%, mainly due to the higher utilization of the operational fleet compared to pre-pandemic levels and the resulting 44.4% increase in ASK in the comparison period.

Jet fuel expenses per ASK: Up by 47.5% due to macroeconomic events from the War in Ukraine, raising the oil barrel price (WTI) by 63% and QAV by 60.6% in the period.

Landing fees per ASK: Up by 0.6% due to inflationary impacts in an annual basis and the higher foreign supply.

Passenger costs per ASK: Up by 22.1%, mainly due to the 49.5% in the number of passengers and capacity purchase related to the regional operation, partially offset by the 44.4% increase in higher ASKs in the period.

Services provided per ASK: Down by 31.1%, mainly due to the positive higher ASK generation in the period and the 4.4% exchange rate appreciation, affecting certain expenses with consulting services in US Dollar.

Sales and marketing per ASK: Up by 71.6%, mainly due to higher sales generation in the period, already higher than pre-pandemic levels, but partially offset by ASKs generation in this period.

Maintenance materials and repairs per ASK: Down by 14.2%, mainly due to the higher ASK generation, around 44.4% in the period, less aircraft returned and the exchange rate appreciation of around 4.4% in the same period.

Depreciation and amortization per ASK: Down by 8.7% due to the higher ASK generation compensated by the delivery of eight Boeing 737-MAX in the period, with average contract life higher than the current fleet, that increases the power plant in IFRS 16,.

Other revenues and expenses per ASK: Down by 56.3%, mainly due to the 60% drop in fleet idleness and higher ASK generation in the period.

Operating Income (Expenses)

Recurring EBIT recorded in 1Q22 was R$181.4 million, representing a 5.6% recurring operating margin. On a per available seat kilometer basis, recurring EBIT reached 1.8 cents (R$).

1Q22 Recurring EBITDA was R$542.2 million, representing an 16.8% recurring margin. Recurring EBITDA on an available seat-kilometer basis in the period reached 5.4 cents (R$).

EBIT and EBITDA Reconciliation (R$ MM)	1Q22	1Q21	% Chg.
Net Income (Loss)	2,711.9	(2,329.0)	NM
(-) Income Tax	130.4	21.0	NM
(-) Net Financial Result	(2,660.9)	1,962.3	NM
EBIT	181.4	(345.7)	NM
EBIT Margin	5.6%	-22.1%	NM
(-) Depreciation and Amortization	360.8	273.6	31.9%
EBITDA	542.2	(72.1)	NM
EBITDA Margin	16.8%	-4.6%	NM
EBITDA Calculation (R$ cents/ASK)	**1Q22**	**1Q21**	**% Chg.**
Net Revenue	31.85	22.40	42.4%
Recurring Operating Costs and Expenses	(30.06)	(27.34)	10.3%
EBIT	1.79	(4.94)	NM
Depreciation and Amortization	(3.57)	(3.91)	-7.7%
EBITDA	5.36	(1.03)	NM
Adjusted EBIT(2)	(1.44)	2.98	NM
Adjusted EBITDA(2)	3.48	5.06	-31.4%

*(1) Excludes non-recurring expenses related to fleet transformation. *Under CVM Instruction 527, the Company presents the EBIT and EBITDA reconciliation, with: EBIT = net income (expenses) (+) income taxes and social contributions (+) net financial result; and EBITDA = net income (expenses) (+) income taxes and social contributions (+) net financial income (expenses) (+) depreciation and amortization. Certain calculations in the report may not match with the quarterly information due to rounding.*

Income (Expenses) from Hedging Operations

The Company uses hedge accounting for accounting purposes for some of its derivative instruments. In 1Q22, GOL recognized a R$2.0 million loss in its hedging operations, with R$2.7 million were losses recorded in the Company's financial result and R$0.7 million gain in operating results.

Fuel: GOL recognized net gains totaling R$2.6 million in its hedging operations to mitigate the Company's exposure to variations in the jet fuel price, with R$0.7 million in operating results, and R$1.9 million gain in the financial result.

Interest: Operations to hedge the cash flow of future lease agreements, with installments exposed to the Libor rate volatility until the aircraft is received, resulting in a loss totaling R$1.7 million in the financial result in 1Q22.

Foreign exchange rate: The Company recognized losses totaling R$2.9 million from foreign exchange hedge derivative operations in 1Q22.

Income Tax

In the quarter, expenses with income tax and social contribution totaled R$125 million, compared to R$28.8 million in 1Q21.

The direct subsidiary GLA had, as of March 31, 2022, tax losses and negative bases of social contribution in the determination of taxable profit, to be offset against 30% of annual tax profits, with no prescription period, totaling R$11,9 billion, and not recorded in the Company's balance sheet.

Net Income and Earnings per Share

In 1Q22, the Company's net income totaled R$2.60 billion, reaching an 81.0% margin. This result represents an Earning per Share of R$6.58 and an Earning per ADS of R$2.52.

Net Income (Expenses) (R$ MM)	1Q22	1Q21	% Chg.
Net Income (Loss)	2,607.6	(2,528.4)	NM
(-) Income (Expenses) from ESN and *Capped Calls*	3.0	(72.5)	NM
(-) Exchange Rate Changes, Net(1)	(3,404.9)	1,532.2	NM
(-) Non-Recurring Expenses and Revenues, Net	141.1	176.8	-20.2%
Net Income (Loss) for the Period(4)	(653.3)	(891.9)	-26.8%
Earnings (Loss) per Share and per ADS	**1Q22**	**1Q21**	**% Chg.**
Weighted Average Number of Shares(2)	396.2	355.8	11.4%
Weighted Average Number of ADS(3)	198.1	177.9	11.4%
Basic Net Earnings (Loss) per Share in R$	6.58	(7.11)	NM
Basic Net Earnings (Loss) per ADS in US$	2.52	(2.60)	NM
Basic Recurring Net Earnings (Loss) per Share in R$(4)	(1.65)	(2.51)	-34.3%
Basic Recurring Net Earnings (Loss) per ADS in US$(4)	(0.63)	(0.92)	-31.5%

Diluted Earnings (Loss) per Share and per ADS	1Q22	1Q21	% Chg.
Diluted Weighted Average Number of Shares(2)	434.3	393.4	10.4%
Diluted Weighted Average Number of ADS(3)	217.1	196.7	10.4%
Diluted Earnings (Loss) per Share in R$(5)	-	-	NM
Diluted Earnings (Loss) per ADS in US$(5)	-	-	NM

(1) The difference between the balance presented and the balance disclosed in the quarterly information (ITR) for the period ended December 31, 2021, is allocated to the income (loss) from ESN and capped calls. (2) Considers the ratio of 35 common shares per preferred share. The number of diluted shares used in the calculation was 434.3 million in 1Q22, including the additional effects of converting ESNs into shares. (3) Considers the ratio of 2 preferred shares per ADS. (4) Earnings per share excludes income (expenses) from (i) net exchange rate change; (ii) Exchangeable and capped calls; and (iii) non-recurring expenses related to fleet transformation. (5) Not applicable. There is no provision for loss dilution in international accounting standards (IFRS).

Cash Flow

At the end of 1Q22, total liquidity (cash and cash equivalents, investments, deposits and trade receivables and securities) totaled R$3.3 billion, down by R$749 million over 4Q21.

Operating activities generated approximately R$0.7 billion in 1Q22 mainly by increased forward booking sales and partially compensated by higher receivables and utilization of deposits and advanced payments for fleet transformation events.

Investing activities consumed R$0.2 billion (net) in the quarter, mainly due to investments in the period to balance parts inventories and engine maintenance to increase the operational fleet.

1Q22 financing activities consumed R$0.8 billion, with R$0.5 billion linked to leasing payments and the remainder to short-term debt.

Summarized Consolidated Cash Flow (R$ MM)	1Q22	1Q21	% Chg.
Net Income (Loss) for the Period	2,607.6	(2,505.8)	NM
Non-Cash Items Adjustment	(2,145.7)	2,435.5	NM
Net Income (Loss) After Non-Cash Items Adjustment	461.9	(70.3)	NM
Net Cash for (Used in) Operating Activities	602.7	(366.4)	NM
Net Cash Used in Investing Activities	(264.1)	(148.1)	78.3%
Net Cash Flow	338.6	(514.5)	NM
Net Cash from (Used in) Financing Activities	(561.7)	(264.3)	112.5%
Net Increase (Decrease) in Liquidity(1)	(223.1)	(778.8)	-71.4%
Total Liquidity at the Beginning of the Period	1,710.6	2,576.5	-33.6%
Trade Receivables at the Beginning of the Period	850.7	739.7	15.0%
Trade Receivables at the End of the Period	956.5	542.8	76.2%
Total Liquidity at the End of the Period	1,487.5	1,797.7	-17.3%

(1) Includes cash balances, cash equivalents, investments, trade receivables and securities and amounts receivable.

Liquidity and Indebtedness

In 1Q22, the Company's total liquidity (cash and cash equivalents, investments, deposits and trade receivables and securities) reached R$3.3 billion. American Airlines' equity investment, announced in early April, is not yet included in the Company's liquidity position, and its transfer was carried out on April 15, 2022.

On March 31, 2022, the Company's Loans and Financing totaled R$10.3 billion, and lease liability totaled R$10.4 billion (R$ 12.9 billion if considered the annual lease payment x 7), with gross debt reaching R$20.7 billion. Compared to 4Q21, gross debt fell by 8.6%.

The adjusted net debt to recurring LTM EBITDA ratio reached 10.1x on March 31, 2022. The average maturity of the Company's long-term debt in 1Q22, excluding aircraft leases and perpetual notes, is 3.1 years. The average debt rate in Brazilian Reais grew to 8.0%, and US Dollar liabilities, excluding aircraft leases and perpetual notes, grew to 6.6%.

Liquidity (R$ MM)	1Q22	1Q21	% Chg.
Cash, Short-Term Investments and Restricted Cash	531.1	1,254.9	(57.7%)
Trade Receivables	956.5	542.8	76.2%
Total Liquidity	**1,487.5**	**1,797.7**	**(17.3%)**
Total Liquidity as a % of LMU Net Revenue	0.0%	37.5%	NM
Debt (R$ MM)	**1Q22**	**1Q21**	**% Chg.**
Bank Loans	55.4	640.8	(91.4%)
Aircraft and Engines Financing and Maintenance	527.4	1,485.9	(64.5%)
Leases (IFRS 16)	12,941.4	5,358.5	141.5%
Bonds	7,275.9	5,379.5	35.3%
Exchangeable Notes	1,694.0	2,005.7	(15.5%)
Perpetual Notes	743.9	894.9	(16.9%)
Total Loans and Financing (IFRS 16)	**23,238.0**	**15,765.4**	**47.4%**
Short-Term Debt	3,165.3	3,498.9	(9.5%)
Debt - Dollar (US$)	542.9	473.2	14.7%
Debt - Domestic Currency (BRL)	396.7	802.8	(50.6%)
Long-Term Debt	20,072.6	12,266.4	63.6%
Debt - Dollar (US$)	3,711.5	2,149.0	72.7%
Debt - Domestic Currency (BRL)	1,145.9	23.1	NM
Debt and Leverage[1] (R$ MM)	**1Q22**	**1Q21**	**% Chg.**
Gross Debt Ex-Perpetual Notes (R$ MM)	22,494.1	14,870.4	51.3%
Total Cash (R$ MM)	531.1	1,254.9	(57.7%)
Adjusted Net Debt (R$ MM)	**21,963.0**	**13,615.6**	**61.3%**
% of Gross Debt in Foreign Currency	93.4%	94.8%	-1.4 p.p.
% of Short-Term Debt	13.6%	22.2%	-8.6 p.p.
% of Long-Term Debt	86.4%	77.8%	8.6 p.p.
Total Loans and Financing	23,238.0	15,765.4	47.4%
- Perpetual Notes	743.9	894.9	(16.9%)
- Total Cash	531.1	1,254.9	(57.7%)
= Net Debt (Ex-Perpetual Notes)	**21,963.0**	**13,615.6**	**61.3%**
EBITDA LTM	-	(1,623.1)	NM
Operating EBITDA LTM[2]	2,177.3	1,295.6	68.1%
Adjusted Net Debt / EBITDA LTM[2]	**10.1 x**	10.5 x	-0.4x
Adjusted Gross Debt / EBITDA LTM[2]	10.3 x	11.5 x	-1.1x

(1) Excluding perpetual notes and considering leases multiplied by 7. (2) Excluding non-recurring expenses related to fleet transformation.

Financial Debt Amortization Schedule (in billion)[1]


3,27
0,04
0,03
0,10
0,02
0,01
0,59
0,02
0,43
0,49
1,48
0,00
Liquidity 1Q22
2Q22
2H22
2023
2024
2025+
Debt in USD
Exchangeable Senior Notes US$
Debt in BRL

1- *In the issuance/contracting currency.*

2- Perpetual bonds excluded

Fleet

At the end of 1Q22, GOL's total fleet included 142 Boeing 737 aircraft, with 111 NGs and 31 MAXs. In the same period, the fleet's average age was 10.3 years (versus 10.7 years in 4Q21). GOL's entire fleet consists of narrow-body aircraft, with 98% financed through an operating lease and 2% financed through a financial lease.

Total Fleet at the End of Period	1Q22	1Q21	Chg.	4Q21	Chg.
Boeing 737	142	127	15	135	7
737-700 NG	22	23	-1	23	-1
737-800 NG	89	96	-7	89	0
737 MAX 8	31	8	23	23	8

On March 31, 2022, GOL had 95 firm orders to acquire Boeing 737-MAX aircraft, 70 for 737-MAX 8 model and 25 for 737-MAX 10 model. The Company's fleet plan provides the return of up to 19 operational aircraft by the end of 2022, with the flexibility to accelerate or reduce the volume of returns if necessary.

Outlook

GOL financial forecasts reflect the expected increases of around 30% in Brazilian jet fuel prices accumulated since the beginning of the year. In 2022, the Company will continue to focus on fleet transformation and hopes that, by the end of the year, 44 737-MAX aircraft will be operating, which is around 30% of the total fleet. Due to this modernization process, GOL expects to reduce its CASK by around 8%.

To help investors and analysts understand how GOL approaches its short-medium term plan, the Company shares the following indicators:

Financial Forecasts	2022E
Total Fleet (average)	130 - 140
Total Operational Fleet (average)	100 – 105
ASKs, System (% change YoY)	65 - 75%
Seats, System (% change)	65 - 75%
Departures, System (% change)	65 - 75%
Average Load Factor (%)	~82%
Ancillary Revenues, Net[1] (R$ bn)	~0.8
Total Net Revenues (R$ billion)	~13.7
CASK Ex-Fuel[2] (US$ cents)	~3.3
Fuel Liters Consumed (mm)	~1,200
Scope 1 Gross Global Emissions (thousand tCO_2)	~3,060
Total Fuel Consumed (liters, 1,000/RPK)	~34.6
Greenhouse Gas Emissions/flight hour (tCO_2)	~8.4
Fuel Price (R$/liter)	~4.3
EBITDA margin[2] (%)	~24%
EBIT margin[2] (%)	~10%
Net Financial Expense[3] (R$ bn)	~1.8
EBIT Margin[3] (%)	~0%
Effective Income Tax Rate (%)	~0%
Capex (Investments), Net[4] (R$ MM)	~700
Acquisition of MAX Aircraft (R$ MM)	~1,100
Aircraft Debt (7x Annual Lease) (USD Bi)	~3.3
Financial Debt (US$ Bi)	~2.1
Net Debt[5] / EBITDA[2] (x)	~8x
Fully-diluted shares out[6] (MM)	~435
EPS, Fully Diluted (R$)	~0
Fully-diluted ADS out[6] (MM)	~217.5
EPADS, Fully Diluted (US$)	~0

(1) Cargo, frequent-flyer program, in-flight purchases, and other ancillary revenues; (2) Recurring operating results, which do not include non-recurring maintenance costs for fleet transformation; (3) Excluding exchange rate gains and losses and unrealized losses on Exchangeable Senior Notes; (4) Net Capex is calculated as capitalized maintenance, less maintenance financing and capitalized maintenance costs; (5)Including 7x Aircraft Lease and excluding perpetual notes; (6) Includes stock option exercises that may be issued from the stock option program and related to Exchangeable Senior Notes.

ESG Comments

GOL has invested in many initiatives to reduce its environmental impacts, mainly managing greenhouse gas emissions. The Company was the first airline in Latin America to commit to zero net CO_2 emissions by 2050.

GOL participates in discussions of the Future Fuel Program, more precisely in the ProBioQAV Subcommittee, focused on solutions for jet fuel. Currently, the Company has nine SAF providers mapped. The issue is discussed with ABEAR (Associação Brasileira das Empresas Aéreas) and IATA (International Air Transport Association), which articulate the segment's positions, including Bill 1873/2021.

In 2022, GOL started the second year of its Corporate University, Academy of Eagles, which represents an evolution in learning at the Company by integrating ten education centers, focusing on training and development strategies in line with business goals. Through Academia, it already surpassed 1,540,000 training hours in many modalities, for administrative and operational areas, reaching an average of over 100 training hours per Employee.

Environment	1Q22	2021	2020	2019
Fuel				
Total Fuel Consumed (GJ X 1,000)	9,450	26,188	25,232	51,492
% Renewable Fuel	0	0	0	0
Total Fuel Consumed (Liters X 1,000 / ASK)	27.7	27.7	28.8	28.9
Scope 1 Gross Global Emissions				
Greenhouse Gas (GHG) Emissions (tons CO_2)	687,817	1,905,556	1,774,332	3,524,184
Greenhouse Gas (GHG) Emissions/Flight-Hour (tons CO_2)	8.2	8.5	9.2	8.7
Greenhouse Gas (GHG) Emissions Offset (tons CO_2)	2,949	71	0	0
Fleet				
Fleet - Average Age	10.7	10.7	11.0	9.9
Social	**1Q22**	**2021**	**2020**	**2019**
Labor Relationships				
Gender Employees (% Male/Female)	56/44	56/44	56/44	55/45
Age: Under 30 years old (%)	24	24	26	26
Between 30 and 50 years (%)	65	65	63	62
Over 50 years (%)	11	11	11	12
Active Workforce Covered by Collective Bargaining Agreements (%)	100	100	100	100
Number and Length of Strikes and Blocks (# Days)	0	0	0	0
Customer's and Company's Behavior				
On-Time Departures (%)	92.9	92.8	93.2	89.0
Flight Completion (%)	99.7	99.0	97.9	98.1
Lost Baggage (per 1,000 pax)	2.30	2.06	2.10	2.09
Security				
# Casualties	0	0	0	0
# Government Actions for Security and Inspection	0	0	0	0
Governance	**1Q22**	**2021**	**2020**	**2019**
Management				
Independent Board Members (%)	55	55	55	50
Women in Leadership Positions (%)	35	35	35	33
Committees and Policies				
# Committees: All with Independent Members	5	5	5	5
Compliance Policy (Available on the Company's IR Website)	✓	✓	✓	✓
Information Disclosure and Securities Trading Policy (Available on the	✓	✓	✓	✓
Shareholders' Meetings				
Voting Capital in Shareholders' Meetings (%)	100	100	100	100

Consolidated Income Statement

Income Statement (R$ MM)	1Q22	1Q21	% Chg.
Net Operating Revenue	3,220.5	1,567.6	105.4%
Passenger Transportation	3,011.8	1,416.3	112.7%
Cargo and Others	208.7	151.3	38.4%
Operating Costs and Expenses	(3,143.3)	(2,090.1)	50.4%
Personnel	(581.3)	(464.4)	25.2%
Jet Fuel	(1,205.7)	(566.1)	113.1%
Landing Fees	(165.6)	(114.1)	45.6%
Passenger Costs	(190.3)	(108.0)	75.9%
Services	(186.4)	(187.1)	-0.5%
Sales and Marketing	(164.7)	(66.4)	150.0%
Maintenance, Material and Repairs	(190.0)	(153.4)	24.2%
Depreciation and Amortization	(360.8)	(273.6)	31.8%
Others	(98.6)	(157.0)	-36.9%
Idleness - Depreciation	(36.8)	(62.7)	-41.3%
Idleness - Personnel	-	-	NM
Other Revenues (Expenses)	(61.9)	(94.4)	-34.0%
Equity Earnings (Loss)	-	-	NM
Operating Profit	77.1	(522.5)	NM
Net Financial Result	2,660.9	(1,962.3)	NM
Income (Loss) Before Income Taxes	2,738.0	(2,484.8)	NM
Current Income Tax/Social Contribution	(125.0)	(28.8)	331.0%
Deferred Income Tax/Social Contribution	(5.4)	7.9	NM
Net Income (Loss)	2,607.6	(2,505.8)	NM
Net Income (Loss) for the Period	2,607.6	(2,528.4)	NM
Earnings (Loss) per Share	6.581	(7.105)	NM
Income (Loss) Per ADS in US$	2.581	(2.494)	NM
Number of Shares at the End of the Period (in Millions)	396.2	355.8	11.4%

Consolidated Balance Sheets

Consolidated Balance Sheet (R$000)	1Q22	1Q21	Chg %
ASSETS	15,516,509	11,889,360	30.5%
Current	2,641,547	2,596,419	1.7%
Cash and Cash Equivalents	135,236	404,713	-66.6%
Investments	314,058	535,538	-41.4%
Restricted Cash	-	265,192	NM
Trade Receivables	956,479	542,804	76.2%
Inventories	293,089	188,336	55.6%
Deposits	166,274	-	NM
Prepayment to Suppliers and Third-Parties	304,891	155,945	95.5%
Taxes to Recover	225,445	364,702	-38.2%
Rights from Derivative Transactions	11,256	17	NM
Other Credits	234,819	139,172	68.7%
Non-Current	12,874,962	9,292,941	38.5%
Investments	-	-	NM
Restricted Cash	81,766	49,435	65.4%
Deposits	1,615,900	2,221,374	-27.3%
Prepayment to Suppliers and Third-Parties	64,473	89,530	-28.0%
Taxes to Recover	41,611	111,864	-62.8%
Deferred Taxes	70,620	57,704	22.4%
Other Credits	38,788	35,340	9.8%
Rights from Derivative Transactions	77,294	47,907	61.3%
Investments	-	-	NM
Property, Plant & Equipment	9,029,056	4,931,331	83.1%
Intangible Assets	1,855,454	1,748,456	6.1%
LIABILITIES AND SHAREHOLDERS' EQUITY	15,516,509	11,889,360	30.5%
Current	11,369,006	11,009,943	3.3%
Loans and Financing	721,158	2,304,032	-68.7%
Leases to Pay	1,970,753	1,933,152	1.9%
Suppliers	1,860,462	1,538,228	20.9%
Labor Obligations	346,765	298,675	16.1%
Taxes to Collect	335,406	54,433	NM
Airport Fees	1,019,084	940,608	8.3%
Advance Ticket Sales	2,752,828	1,662,039	65.6%
Frequent-Flyer Program	1,358,868	1,309,652	3.8%
Advances from Ticket Sales	87,337	80,779	8.1%
Provisions	491,992	298,125	65.0%
Liabilities with Derivative Transactions	-	-	NM
Other Liabilities	414,567	590,220	-29.8%
Non-Current	22,274,620	17,287,337	28.8%
Loans and Financing	9,575,353	8,102,790	18.2%
Leases to Pay	8,455,821	6,643,369	27.3%
Suppliers	58,688	23,730	147.3%
Labor Obligations	149,306	32,399	NM
Taxes and Contributions to Collect	46,643	30,185	54.5%
Airport Fees	265,698	-	NM
Frequent-Flyer Program	323,944	335,290	-3.4%
Provisions lp	2,889,897	1,445,587	99.9%
Deferred Taxes	727	215,910	-99.7%
Other Liabilities	508,543	458,077	11.0%
Shareholders' Equity	(18,127,117)	(16,407,920)	10.5%
Share Capital	4,039,464	3,009,436	34.2%
Shares to Issue	-	1,180	NM
Treasury Shares	(40,548)	(62,215)	-34.8%
Capital Reserve	212,980	212,256	0.3%
Equity Valuation Adjustments	(739,690)	(480,631)	53.9%
Share-Based Compensation	-	-	NM
Gains on Change in Investment	-	-	NM
Year-to-Date Losses	(21,599,323)	(19,513,773)	10.7%
Non-Controlling Interest	-	425,827	NM

Consolidated Cash Flow

Consolidated Cash Flow (R$000)	1Q22	1Q21	% Chg.
Net Income (Loss) for the Period	2,607,585	(2,505,791)	NM
Depreciation - Aircraft Right of Use	251,885	140,024	79.9%
Depreciation and Amortization - Others	145,664	196,275	(25.8%)
Provision for Doubtful Accounts	(994)	(815)	22.0%
Provisions for Inventory Obsolescence	280	50	NM
Provision (Reversal) for Reduction of Deposits	6,284	9,678	(35.1%)
Provision for Loss on Advances from Suppliers	(144)	(4,640)	(96.9%)
Provision for Profit Sharing	-	-	NM
Adjustment to Present Value of Assets and Liabilities	85,828	18,870	NM
Deferred Taxes	5,444	(7,862)	NM
Equity Pickup	-	-	NM
Write-off of Property, Plant & Equipment and Intangible Assets	1,345	500	169.0%
Sale-Leaseback	(55,491)	-	NM
Amendment to Lease Agreements	-	-	NM
Recognition (Reversal) of Provision	172,502	184,041	(6.3%)
Actuarial Losses from Post-Employment Benefits	-	4,353	NM
Exchange Rate and Cash Changes, Net	(3,327,120)	1,503,093	NM
Interest on Loans and Leases and Amortization of Costs, Premiums and Goodwill	525,121	421,967	24.4%
Income (Expenses) from Derivatives Recognized in Income (Expenses)	34,457	(27,103)	NM
Provision for Labor Obligations	-	50,348	NM
Share-Based Compensation	5,235	5,171	1.2%
Other Provisions	4,047	(1,007)	NM
Adjusted Net Income (Loss)	461,928	(70,270)	NM
Changes in Operating Assets and Liabilities:			
Investments	(23,696)	13,820	NM
Trade Receivables	(113,501)	201,276	NM
Inventories	(23,784)	7,252	NM
Deposits	(52,098)	(36,742)	41.8%
Prepayment to Suppliers and Third-Parties	(22,740)	167,636	NM
Taxes to Recover	(17,689)	86,215	NM
Variable Leases	(5,106)	12,353	NM
Suppliers	101,236	(117,066)	NM
Suppliers - Forfaiting	(12,947)	-	NM
Advance Ticket Sales	82,359	(388,760)	NM
Frequent-Flyer Program	65,681	63,980	2.7%
Advances from Customers	(149,755)	52,882	NM
Labor Obligations	95,576	(53,944)	NM
Airport Fees	96,548	32,650	195.7%
Taxes to Collect	235,975	2,148	NM
Liabilities with Derivative Transactions	(5,369)	133,331	NM
Provisions	(61,954)	(83,492)	(25.8%)
Other Credits (Liabilities)	(34,737)	220,338	NM
Interest Paid	(192,068)	(215,462)	(10.9%)
Income Tax Paid	(376)	(23,506)	(98.4%)
Net Cash Generated from Operating Activities	423,483	4,639	NM
Loans Receivable from Related Parties	-	-	NM
Financial Investments in Subsidiary	-	127,445	NM
Advances for Future Capital Increase in Subsidiary	-	-	
Dividends and Interest on Shareholders' Equity Received through Subsidiary	-	-	NM
Advance for Property, Plant & Equipment Acquisition, Net	(39,517)	(65,574)	(39.7%)
Acquisition of Property, Plant & Equipment	(175,546)	(56,426)	211.1%
Return of Prepayment for Acquisition of Property, Plant & Equipment	-	-	NM
Sale-Leaseback Transactions Received	69,819	-	NM
Acquisition of Intangible Assets	(49,032)	(26,084)	88.0%
Net Cash Flows Used in from Investment Activities	(194,276)	(20,639)	NM
Fundraising in Loans and Financing	-	10,952	NM
Loan Payments	(34,067)	(123,541)	(72.4%)
Lease Payments - Aircraft	(525,130)	(125,302)	319.1%
Lease Payments - Others	(2,890)	(3,226)	(10.4%)
Sale of Treasury Shares	-	-	NM
Dividends and Interest on Shareholders' Equity Paid to Non-Controlling Shareholders	-	(23,139)	NM
Acquisition of Non-Controlling Interest	-	-	NM
Capped Call Premium (Paid) Received	-	-	NM
Capital Increase	-	-	NM
Shares to Issue	349	-	NM
Net Cash Used in from Financing Activities	(561,738)	(264,256)	112.6%
Exchange Rate Change of the Cash of Subsidiaries Abroad	(18,491)	22,139	NM
Decrease Increase in Cash and Cash Equivalents	(351,022)	(258,117)	36.0%
Cash and Cash Equivalents at the Start of the Period	486,258	662,830	(26.6%)
Cash and Cash Equivalents at the End of the Period	135,236	404,713	(66.6%)

Glossary of the Airline Industry Terms

- **AIRCRAFT LEASING:** An agreement through which a company (the lessor) acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.
- **AVAILABLE SEAT KILOMETERS (ASK):** The aircraft seating capacity is multiplied by the number of kilometers flown.
- **BARREL OF WEST TEXAS INTERMEDIATE (WTI):** Intermediate oil from Texas, a region that refers to the name for concentrating oil exploration in the USA. WTI is used as a reference point in oil for the US derivatives markets.
- **BRENT:** Refers to oil produced in the North Sea, traded on the London Stock Exchange, serving as a reference for the derivatives markets in Europe and Asia.
- **TOTAL CASH**: Total cash, investments and restricted cash in the short- and long-term.
- **OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK):** Operating expenses divided by the total number of available seat kilometers.
- **OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL):** Operating cost divided by total available seat kilometers, excluding fuel expenses.
- **AVERAGE STAGE LENGTH**: The average number of kilometers flown per stage performed.
- **EXCHANGEABLE SENIOR NOTES (ESN)**: Securities convertible into shares.
- **AIRCRAFT CHARTER**: Flight operated by a company out of its normal or regular operation.
- **BLOCK-HOURS**: Time in which the aircraft is in flight, plus taxi time.
- **LESSOR:** The party renting a property or other asset to another party, the lessee.
- **LONG-HAUL FLIGHTS:** Long-distance flights (in GOL's case, flights of more than four hours).
- **REVENUE PASSENGERS:** Total number of passengers on board who have paid more than 25% of the full flight fare.
- **REVENUE PASSENGER KILOMETERS PAID (RPK):** Sum of the products of the number of paying passengers on a given flight and the length of the flight.
- **PDP**: Credit for financing advances for the acquisition of aircraft.
- **LOAD FACTOR**: Percentage of the aircraft's capacity used in terms of seats (calculated by dividing the RPK/ASK).
- ***BREAK-EVEN LOAD FACTOR***: Load factor required for operating revenues to correspond to operating expenses.
- **AIRCRAFT UTILIZATION RATE**: Average number of hours per day that the aircraft was operating.
- **PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK):** Total passenger revenue divided by the total available seat kilometers.
- **OPERATING REVENUE PER AVAILABLE SEAT KILOMETERS (RASK)**: The operating revenue is divided by the total available seat kilometers.
- **SALE-LEASEBACK:** A financial transaction whereby a resource is sold and then leased back, enabling the use of the resource without owning it.
- **SLOT**: The right of an aircraft to take off or land at a given airport for a determined period.
- **SUB-LEASE:** An arrangement whereby a lessor in a rent agreement leases the item rented to a fourth party.
- **FREIGHT LOAD FACTOR (FLF)**: Measure capacity utilization (% of AFTKs used). Calculated by dividing FTK by AFTK.
- **FREIGHT TONNE KILOMETERS (FTK)**: The demand for cargo transportation is calculated as the cargo's weight in tons multiplied by the total distance traveled.
- **AVAILABLE FREIGHT TONNE KILOMETER (AFTK)**: Weight of the cargo in tons multiplied by the kilometers flown.
- **YIELD PER PASSENGER KILOMETER:** The average value paid by a passenger to fly one kilometer.

Contact

Email: ri@voegol.com.br
Phone: +55 (11) 2128-4700
Website: www.voegol.com.br/ri

About GOL Linhas Aéreas Inteligentes S.A.

GOL is the largest airline in Brazil - a leader in the corporate and leisure segments. Since founded in 2001, the Company has had the lowest unit cost in Latin America, thus democratizing air transportation. The Company has alliances with American Airlines and Air FranceKLM and makes available several codeshares and interline agreements available to Customers, bringing more convenience and simple connections to any place served by these partnerships. With the purpose of "Being the First for All", GOL offers the best travel experience to its passengers, including the largest number of seats and more space between seats; the greatest platform with internet access, movies and live TV; and the best frequent-flyer program, **SMILES**. GOLLOG delivers orders to different regions in Brazil and abroad in cargo transportation. The Company has a team of 15,000 highly qualified aviation professionals focused on Safety, GOL's #1 value, and operates a standardized fleet of 135 Boeing 737 aircraft. The Company's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, go to www.voegol.com.br/ri.

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial income (expenses), and those related to growth prospects of GOL, which are, by nature, subject to significant risks and uncertainties. The estimates and forecasts in this document involve known and unknown risks, uncertainties, contingencies, and other factors beyond GOL's control and may lead the results, performances, or events to be substantially different from those expressed or implied in these statements. The forward-looking statements in this document are based on several assumptions related to GOL's current and future business strategies and GOL's future operating environment and are not a guarantee of future performance. GOL does not issue any statement or guarantee that the results anticipated by the estimates in this document will be equivalent to those actually achieved by GOL. Although GOL believes that the estimates here are reasonable, they may prove to be incorrect, and the final results may be different. These are merely estimates and projections and, as such, are based exclusively on Management's expectations for GOL. Such forward-looking statements depend substantially on external factors and risks presented in the disclosure documents filed by GOL, apply exclusively to the date they were issued and are, therefore, subject to change without prior notice.

Non-Accounting Measures

To be consistent with industry practice, the Company discloses so-called non-GAAP financial measures, which are not recognized under IFRS or U.S. GAAP, including "Net Debt", "total liquidity" and "EBITDA". GOL's Management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other airlines and other segments. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

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